Exhibit 99.7
120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto assumes control of Riversdale Board and proposes de-listing
29 April 2011
Rio Tinto has assumed control of the Riversdale Mining Limited (Riversdale) Board with the appointment of two new directors and will seek to de-list Riversdale following the end of its takeover bid.
Rio Tinto Energy chief executive Doug Ritchie was today appointed Chairman of Riversdale. Rio Tinto Coal Australia chief operating officer Darren Yeates and Rio Tinto Energy vice president human resources Rosemary Fagen, were today appointed to the Riversdale Board. Mr Ritchie, Rio Tinto Energy chief development officer — coal Matt Coulter and Rio Tinto Australia managing director David Peever joined the Riversdale Board on 7 April 2011.
Today’s appointments give Rio Tinto five directors on the nine-member Board. As previously foreshadowed, William O’Keeffe has stood down as the Chairman and director.
Mr Ritchie said “The new board will provide fresh impetus for the swift development of Riversdale’s assets. We are optimistic about their growth prospects and we have a terrific opportunity to develop a large-scale coking coal resource.
“I would like to acknowledge the contribution of Mr O’Keeffe in making Riversdale what it is today, a business on the verge of a significant growth phase. It is a remarkable achievement and his contribution through dedicated leadership and commitment should not be underestimated.”
Rio Tinto now holds a relevant interest in more than 73 per cent of Riversdale shares.
Also, in relation to the takeover offer (Offer) for Riversdale by Rio Tinto Jersey Holdings 2010 Limited (RTJ), a wholly-owned subsidiary of the Rio Tinto Group, RTJ:
•	intends to seek to de-list Riversdale after the close of the Offer, as described in the letter to Riversdale shareholders sent to the Australian Securities Exchange (ASX); and

•	has extended the Offer period by one week to end at 7.00pm (Sydney time) on Friday, 6 May 2011, unless extended further.
The handling fee described in RTJ’s Third Supplementary Bidder’s Statement will apply throughout the extended Offer period. RTJ may extend the period during which the handling fee will apply by further announcement to the ASX.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

Continues	Page 2 of 2
The following documents were today sent to the ASX:
•	a notice under section 650D of the Corporations Act extending the Offer period;

•	RTJ’s Fifth Supplementary Bidder’s Statement dated 29 April 2011;

•	a letter to Riversdale shareholders; and

•	fresh acceptance forms, which have been sent today to Riversdale shareholders who have not yet accepted the Offer.
The Offer will close at 7.00pm (Sydney time) on 6 May 2011, unless extended.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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